Exhibit 77(c)


              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A special meeting of shareholders of the Fund was held on February 21, 2002 to approve the reorganization of the Fund as a newly created series of ING Mutual Funds, a Delaware business trust (For: 3,609,040, Against: 14,730).